

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 8, 2010

<u>**Via U.S. Mail and Fax (604) 638-5051**</u>
Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
598-999 Canada Place
Vancouver, BC V6C 3E1
Canada

> **Re:** **Dejour Enterprises**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-33491**

Dear Mr. Wong:

We have completed our review of your Form 20-F and related filings and do not have any further comments at this time.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant